April 11, 2012

VIA FACSIMILE – 703-813-6963

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: ZenVault Medical Corporation
     Form 1-A Offering Statement (File No. 024-10291) and Acceleration Request Pertaining Thereto

Ladies and Gentlemen:

ZenVault Medical Corporation (the *"Company"*), hereby withdraws the acceleration request filed today with the Securities and Exchange Commission (the *"Commission"*), in which the Company had requested that the Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A, as amended, to become qualified at 4:45 p.m., Eastern Daylight Time, on Monday, April 16, 2012 or as soon thereafter as is practicable. The withdrawal is being made pursuant to the Staff's telephonic request for such withdrawal in order to ensure that the Staff has sufficient time to review the Offering Statement.

Sincerely,

ZENVAULT MEDICAL CORPORATION

By: _____
    John C. Botdorf
    Executive Chairman

cc: Alan S. Gin, Chief Executive Officer
     Robert W. Walter, Esq., *Richardson & Patel, LLP*